EXHIBIT 11.2

MICROALGO INC.

INSIDER TRADING POLICY

(Adopted as of December 31, 2025)

1. Purpose

The Board of Directors of MicroAlgo Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to ensure compliance with U.S. federal and state securities laws and to protect the Company’s reputation for integrity and ethical conduct. United States securities laws prohibit any person from buying or selling the Company’s securities while in possession of material nonpublic information, or from disclosing such information to others who might trade on it.

2. Scope

This Policy applies to all directors, officers, employees, and consultants of the Company and its subsidiaries (collectively, “Covered Persons”). This Policy also applies to family members, other members of a Covered Person’s household, and entities controlled by a Covered Person (collectively, “Related Persons”). Covered Persons are responsible for ensuring compliance by their Related Persons.

3. General Prohibitions

No Trading on Material Nonpublic Information: No Covered Person or Related Person may purchase, sell, or otherwise trade in the Company’s securities (including Class A and Class B Ordinary Shares, options, warrants, or other derivatives) while in possession of material nonpublic information concerning the Company.

No Tipping: No Covered Person or Related Person may disclose (“tip”) material nonpublic information to any other person (including family members, friends, or business associates) where such information may be used by such person to trade in the Company’s securities.

No Trading in Other Companies’ Securities: Covered Persons may not trade in the securities of another company (such as a customer, supplier, vendor, or acquisition target of the Company) while in possession of material nonpublic information about that company obtained in the course of their employment or service with the Company.

4. Definition of “Material Nonpublic Information”

Material Information: Information is considered “material” if a reasonable investor would consider it important in deciding whether to buy, hold, or sell securities, or if it could reasonably be expected to affect the market price of the securities. Examples include, but are not limited to:

A.	Financial results, financial condition, or financial forecasts;

B.	Potential mergers, acquisitions, or dispositions of significant assets;

C.	Significant algorithm developments, new product launches, or technology breakthroughs;

D.	Major cybersecurity incidents;

E.	Significant changes in senior management or the Board of Directors;

F.	Regulatory investigations or material litigation; and

G.	Significant financing transactions, stock splits, or changes in dividend policy.

Nonpublic Information: Information is considered “nonpublic” if it has not been broadly disseminated to the public (e.g., through a press release or an SEC filing) and the public has not had a reasonable time to absorb the information (typically two full trading days after widespread public release).

5. Blackout Periods

To mitigate the risk of inadvertent insider trading, the Company has established “Blackout Periods” during which certain designated persons may not trade in the Company’s securities.

Quarterly/Annual Blackout Periods: All directors, executive officers, and certain designated employees with access to financial information may not trade in the Company’s securities during the period beginning at the close of the market on the last day of each fiscal quarter (or fiscal year) and ending after the second full trading day following the public release of the Company’s financial results for such quarter or year.

Special Blackout Periods: The Company’s Compliance Officer may declare special blackout periods for some or all Covered Persons when the Company is involved in a material unannounced transaction or development.

6. Pre-Clearance of Trades

To provide an additional layer of protection, all directors, executive officers (including the CEO and CFO), and other employees specifically designated by the Compliance Officer must obtain pre-clearance from the Compliance Officer before executing any trade in the Company’s securities. Requests for pre-clearance must be submitted in writing at least two (2) business days prior to the proposed transaction.

7. Rule 10b5-1 Trading Plans

The prohibitions of this Policy do not apply to purchases or sales of Company securities made pursuant to a valid, written Rule 10b5-1 trading plan. A 10b5-1 plan must be established when the Covered Person is not in possession of material nonpublic information, must be entered into during an open trading window, and must be pre-approved by the Compliance Officer. All 10b5-1 plans must comply with current SEC regulations, including applicable mandatory cooling-off periods before trading can commence.

8. Prohibited Transactions

The following transactions in the Company’s securities are strictly prohibited for all Covered Persons:

Short Sales: Selling the Company’s securities short (profiting if the stock price declines).

Hedging: Purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset any decrease in the market value of the Company’s securities.

Margin Accounts and Pledging: Holding Company securities in a margin account or pledging Company securities as collateral for a loan, as a margin call could result in a forced sale of securities at a time when the Covered Person is in possession of material nonpublic information.

9. Administration and Enforcement

The Chairperson of the Auditing Committee of the Board of Director shall serve as the Compliance Officer for this Policy. Violations of this Policy will result in severe disciplinary action by the Company, up to and including immediate termination of employment or service for cause. In addition, violations of insider trading laws may result in civil injunctions, disgorgement of profits, massive civil penalties, and criminal fines or imprisonment.

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